Exhibit 1.01

Exhibit 1.01 to Form SD filed on June 2, 2014

Conflict Minerals Report
As required by Items 1.01 and 1.02 of Form SD

RiT Technologies Ltd (“RiT”) performed a process based on the Framework for Risk-Based Due Diligence in the Mineral Supply Chain from the Organization for Economic Co-Operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (the “OECD Framework”).

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Products.  RiT is a leading provider of IIM, DCIM and cabling solutions and an innovative indoor optical wireless technology solution. Our IIM and DCIM products provide network utilization for data centers, communication rooms and work space environments. Our products help companies plan and provision, monitor and troubleshoot their communications networks, maximizing utilization, reliability and physical security of the network while minimizing unplanned downtime. Our solutions are deployed around the world, in a broad range of organizations, including data centers in the private sector, government agencies, financial institutions, airport authorities, healthcare and education institutions. Our Beamcaster™ product is the first of our indoor optical wireless technology solutions. It is designed to help customers streamline deployment, reduce infrastructure design, installation and maintenance complexity and enhance security in a cost effective way.

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Policy.  RiT is developing and implementing a reasonable and documented due diligence process to determine the use, source, and origin of conflict minerals in our global product portfolio. Additionally, we (i) expect our vendors to source materials from socially-responsible suppliers (ii) will work closely with our vendors to determine the potential use of conflict minerals in our supply chain, and (iii) will request our vendors to conduct the necessary due diligence and provide us with reasonable verification of the source of the materials used in their products.

•	Steps Taken to Identify Risks in the Supply Chain and the RCOI Survey. For the calendar year 2013, RIT performed a process that is based on the steps of the OECD Framework, as follows:

Step 1 - Establish strong company management systems:  RIT is in the process of adopting and communicating the Company policy to vendors and the public.  RIT structured a team of individuals from various areas within the organization to support the process of supply chain due diligence.  This includes implementing a system of controls to aid in the transparency over the mineral supply chain.

Step 2 - Identify and assess risk in the supply chain:  RIT held meetings with Management from various departments to discuss the applicable definitions of “manufacturer” and/or “contract to manufacture”.  RIT mapped and evaluated its family of products to determine that the products that may contain 3TG minerals are sourced from approximately 360 vendors. RiT determined that it has 22 primary vendors for these products who are subject to RiT’s RCOI survey process.

Step 3 - Design and implementation of a strategy to respond to identified risks:  From the risks identified above, RIT discussed this assessment with the Management group and subsequently is in the process of designing and implementing a strategy to respond to such risks.

Step 4 – Carry out independent third-party audit of supply chain due diligence at identified points in the supply chain: RiT will support the development and implementation of audits of smelters and refiners, which are performed by third parties that operate within recognized programs and initiatives such as CFSI.

Step 5 -  Report on supply chain due diligence:  RIT has compiled its results and filed this report in accordance with Rule 13p-1 through the use of the Form SD and the attachment of a Conflict Minerals Report (“CMR”).  This report can be found on the Company’s website at www.rittech.com.

•	Results for the 2013 Calendar Year.

The Conflict Mineral Process, as described above, allowed RIT to identify in-scope products and the corresponding vendors.  These identified vendors were surveyed through the RCOI Survey process using the Conflict Minerals Reporting Template published by the Conflict Free Sourcing Initiative (formally known as EICC GeSI Template).  The survey population included our primary vendors for our family products.  RIT received survey responses from approximately 77% of its primary vendors surveyed.  The responses indicated that a portion of RiT’s products may contain one or more of the named 3TG minerals.  However, the results from the survey did not allow RIT to reach a reportable conclusion as to the source of any potential conflict minerals.

•	Steps RIT Intends to Take Subsequent to the End of Calendar Year 2013.

The due diligence process discussed above is an ongoing process.  As RIT continues to conduct due diligence on its products, it will continue to refine procedures to meet the goals and adhere to values regarding products containing 3TG minerals. This may include some or all of the following:

•	Finalizing a conflict mineral strategy and policy that will include:

i.	The development of a standard operating procedure (“SOP”) that RIT will utilize to identify and act on supply chain risks.
ii.	A grievance mechanism that will help monitor vendor compliance.

•	Identifying and including a list of the relevant smelters for any potential conflict minerals in our future reports, according to the results of such process.

•	Including a link to RiT’s Conflict Minerals Statement and policy on our website at www.rittech.com.

This Conflict Minerals Report was not subjected to an independent private sector audit as not required by paragraph (c)(1)(iv) of the instructions to Item 1.01.